UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of September 2024
Commission File Number: 001-36158
Wix.com Ltd.
(Translation of registrant’s name into English)
5 Yunitsman St.,
Tel Aviv, Israel, 6936025
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
EXPLANATORY NOTE
On September 9, 2024, Wix.com Ltd. (the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”) at the Company’s principal executive offices located at Wix Campus, 5 Yunitsman Street, Building B, 5th Floor, Tel Aviv, Israel, 6936025. At the Meeting, the Company's shareholders approved the following resolutions:

(i)
to re-elect Francesco de Mojana, Ron Gutler and Gavin Patterson as Class II directors, to serve until the Company’s annual general meeting of shareholders in 2027, and until their respective successors are duly elected and qualified;

(ii)	to approve certain amendments to the Articles of Association of the Company; and
(iii)	to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its Audit Committee) to set the fees to be paid to such auditors.
Only shareholders of record as of the close of business on August 12, 2024 were entitled to vote at the Meeting. All resolutions were approved by the requisite majority under Israel’s Companies Law, 5759-1999 and the Company’s Articles of Association.
The Articles of Association of the Company, as amended, approved and adopted by the shareholders at the Meeting, are attached to this Form 6-K as Exhibit 99.1.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2024

WIX.COM LTD.
By:	/s/ Naama Kaenan
Name:	Naama Kaenan
Title:	General Counsel
EXHIBIT INDEX
The following exhibit is filed as part of this Form 6-K:

Exhibit	Description
99.1	Articles of Association of Wix.com Ltd., as amended on September 9, 2024